Exhibit 4.1

RESTRICTED STOCK AGREEMENT

AGREEMENT made the 1st day of April, 2014 (the “Grant Date”), between FALCONSTOR SOFTWARE, INC., a Delaware corporation (hereinafter called the “Company”), and [______________________] (hereinafter called “Grantee”).

WITNESSETH:

WHEREAS, the Company previously adopted the Amended and Restated 2006 Incentive Stock Plan, a copy of which is annexed hereto as Exhibit “A” (hereinafter called the “Plan”), and such Plan provided for the granting of restricted shares; and

WHEREAS, in accordance with said Plan, the Compensation Committee of the Board of Directors (the “Committee”) has determined that Grantee is eligible for and should be granted a Restricted Stock Award pursuant to said Plan as herein below provided, and Grantee desires to have such Restricted Stock Award;

NOW, THEREFORE, in consideration of the premises and the mutual covenants hereinafter set forth, the parties hereto agree as follows (defined terms in the Plan shall have the same meaning in this Agreement, except where context otherwise requires):

1.           Grant of Award

The Company hereby grants to Grantee a Restricted Stock Award of [_______] shares (the “Restricted Shares”) of the authorized and unissued Common Stock, value of $.001 per share (the “Common Stock”), upon and subject to the following terms and conditions:

2.           Vesting

The Restricted Shares shall not vest as of the Grant Date and unless terminated earlier, the unvested portion of the Restricted Shares, if any, shall terminate ten years after the date hereof.  Subject to the last paragraph of this Section 2, the Restricted Shares shall vest according to the following schedule:

(a)           If both (i) Grantee continues to be employed by the Company or any subsidiary of the Company for two years after the date hereof and (ii) at any time the Grantee is employed by the Company or any subsidiary of the Company the closing trading price of the Company’s Common Stock on its principal trading market is at or greater than the amount set forth in Schedule A for sixty (60) consecutive trading days (“Performance Criteria A”), then 12.5% of the Restricted Shares shall vest at the later of (i) and (ii);

(b)           If both (i) Grantee continues to be employed by the Company or any subsidiary of the Company for three years after the date hereof and (ii) at any time the Grantee is employed by the Company or any subsidiary of the Company the closing trading price of the Company’s Common Stock on its principal trading market is at or greater than the amount set forth in Schedule A for sixty (60) consecutive trading days (“Performance Criteria B”), then 12.5% of the Restricted Shares shall vest at the later of (i) and (ii);

(c)           6.25% of the Restricted Shares shall vest upon earnings per share of the Company as determined in accordance with the Generally Accepted Accounting Principles (“GAAP”) being at least $.0001 per share for three consecutive reporting quarters (the “Performance Criteria C”).

(d)           6.25% of the Restricted Shares shall vest upon earnings per share of the Company, as determined in accordance with GAAP being at least $.0001 per share for two consecutive fiscal years (“Performance Criteria D”);

(e)           6.25% of the Restricted Shares shall vest upon earnings per share of the Company, not determined in accordance with GAAP (such calculation to exclude stock-based compensation, one-time non-cash tax items, restructuring charges, charges related to the Company’s Series A Convertible Redeemable Preferred Stock (the “Preferred Stock”) and any other non-routine items the Company determines as “Non-GAAP” for a specific period), being at least $.0001 per share  for three consecutive quarters (“Performance Criteria E”);

(f)           6.25% of the Restricted Shares shall vest upon earnings per share of the Company, not determined in accordance with GAAP (such calculation to exclude stock-based compensation, one-time non-cash tax items, restructuring charges, charges related to the Preferred Stock and any other non-routine items the Company determines as “Non-GAAP” for a specific period) being at least $.0001 per share for two consecutive quarters (“Performance Criteria F”);

(g)           6.25% of the Restricted Shares shall vest upon the Company having cash and cash equivalents and marketable securities from the Company’s operations on a consolidated basis as determined in accordance with GAAP (“Net Cash”) at the end of fiscal year 2014 which is equal to or greater than the amount set forth in Schedule A (“Performance Criteria G”);

(h)           6.25% of the Restricted Shares shall vest upon the Company achieving certain cash targets to be set forth by the Committee for the fiscal year 2015 at the commencement of fiscal year 2015 (“Performance Criteria H”);

(i)           6.25% of the Restricted Shares shall vest upon the Company achieving certain cash targets to be set forth by the Committee for the fiscal year 2016 at the commencement of fiscal year 2016 (“Performance Criteria I”);

(j)           6.25% of the Restricted Shares shall vest upon the Company achieving certain cash targets to be set forth by the Committee for the fiscal year 2017 at the commencement of fiscal year 2017 (“Performance Criteria J”);

(k)           6.25% of the Restricted Shares shall vest upon the Company achieving the targets set forth on Schedule A for fiscal year 2014 (“Performance Criteria K”);

(l)           6.25% of the Restricted Shares shall vest upon the Company achieving certain revenue targets (which may include total product revenue billing and maintenance revenue billing based on Committee approval) to be set forth by the Committee for the fiscal year 2015 at the commencement of fiscal year 2015 (“Performance Criteria L”);

(m)           6.25% of the Restricted Shares shall vest upon the Company achieving certain revenue targets (which may include total product revenue billing and maintenance revenue billing based on Committee approval) to be set forth by the Committee for the fiscal year 2016 at the commencement of fiscal year 2016 (“Performance Criteria M”);

(n)           6.25% of the Restricted Shares shall vest upon the Company achieving certain revenue targets (which may include total product revenue billing and maintenance revenue billing based on Committee approval) to be set forth by the Committee for the fiscal year 2017 at the commencement of fiscal year 2017 (“Performance Criteria N” together with Performance Criteria A through Performance Criteria M, the “Performance Criteria”).

Provided that, in the event of any acquisition or divestiture of any company, product line or business by the Company, the Committee may approve a further adjustment to the threshold amount of Net Cash (with respect to an acquisition or divestiture) or Total Revenue (with respect to a divestiture) for purposes of Performance Criteria G through N.

With respect to Performance Criteria C through N, the Restricted Shares shall vest in the applicable amounts identified above upon the Committee’s determination that the Company has achieved a Performance Criteria, subject to Grantee’s continuous employment through such time.  The vesting period of Restricted Shares may be adjusted by the Committee.  For any part of the Restricted Shares for which the Performance Criteria has lapsed without vesting, the Committee shall have the discretion to extend or amend the compliance period of such lapsed Performance Criteria.  In addition, under Section 3(b) below, the Committee may at its discretion provide for the immediate vesting upon a Change in Control (as defined in the Plan) (i) of any Restricted Shares for which the Performance Criteria has lapsed without vesting of the Restricted Shares or (ii) with respect to any Restricted Shares for which the Grantee may receive cash payments after a Change in Control has occurred, in which case the Grantee will not be entitled to receive any subsequent cash payment.  Notwithstanding anything to the contrary in this Paragraph 2, the Restricted Shares shall be subject to forfeiture and transfer as may be provided in this Agreement and the Plan.

If within three years after a Performance Criteria has been satisfied, (i) the Company restates its audited financial statements for a fiscal year which pertains to such  Performance Criteria (ii) the restatement relates to events which occurred after July [ ], 2013, and (iii) the restatement reflects a material impairment in the Company’s results of operations or liquidity and capital resources, then the Company’s Board of Directors at its sole discretion may require the Grantee to undertake the following:  To the extent vested Restricted Shares relating to such Performance Criteria have not been sold or otherwise transferred, the Grantee will forfeit to the Company such Restricted Shares.  Alternatively, if the Restricted Shares relating to such Performance Criteria have been sold or otherwise transferred, the Grantee will either pay the Company an amount equal to the consideration it received upon such sale or, if the Grantee gifted the Restricted Shares, the Grantee will forfeit any tax benefit it received on the gift.  This paragraph will not apply if subsequent to a Change in Control the Company or a successor entity to the Company restates any of the Company’s audited financial statements.

3.           Effect of Termination of Employment; Change in Control

(a)           General.  In the event of Grantee’s termination of employment for any reason prior to a Change in Control, any part of the Restricted Shares that has not vested as of such date of termination shall remain unvested and shall terminate as of such date.

(b)           Change in Control.  In the event of a Change in Control in which the aggregate per share consideration price received by the Common Stockholders of the Company in the Change in Control exceeds $2.56 or more, (i) any part of the Restricted Shares for which the Performance Criteria has lapsed without vesting of the Restricted Shares shall terminate as of the date the Company entered into a definitive agreement relating to the Change in Control, and (ii) the restrictions on all remaining unvested Restricted Shares shall lapse and such unvested Restricted Shares shall vest immediately prior to the Change in Control.  In the event of any Change in Control in which the per share consideration received by the Common Stockholders is less than $2.56, then (i) any part of the Restricted Shares for which the Performance Criteria has lapsed without vesting of the Restricted Shares shall terminate as of the date the Company entered into a definitive agreement relating to the Change in Control and, (ii) to the extent Performance Criteria C through N are not covered by (i), the Restricted Shares with respect to such Performance Criteria will be modified so that they are deemed to vest ratably on an annual basis for the duration of this Agreement and on such vesting dates the Grantee will receive a pro rata portion of the cash payment the Grantee is entitled as calculated pursuant to the penultimate sentence of this Section 3(b).  For purposes of this Section 3(b), it is assumed this Agreement terminates on December 31, 2017.  Hence, by way of example, if a Change in Control with a  consideration of less than $2.56 per share occurs in 2015, then fifty percent of the aggregate cash payment will be received on the one year anniversary of the consummation of the Change in Control and fifty percent of the aggregate cash payment will be received on the second anniversary of the consummation of the Change in Control; provided, however in the event that on or subsequent to a Change in Control the Company terminates the Grantee other than  for “Cause” or the Grantee resigns for “Good Reason” all remaining due cash payments shall immediately vest and become due and payable to the Grantee.  The aggregate amount of such cash payments shall equal the number of Restricted Shares in which vesting was subject to the satisfaction of such Performance Criteria multiplied by the aggregate per share consideration received by Common Stockholders in connection with the Change in Control transaction; provided, however, that the Grantee shall not be entitled to receive such cash payment, if prior to a date that a cash payment is due, the Grantee has either resigned as an employee of the Company, other than for “Good Reason” or has been terminated by the Company for “Cause.”  For purposes of this Agreement, “Cause” and “Good Reason” shall have the same meaning ascribed to them under the Company’s 2005 Key Executive Severance Protection Plan as amended.

(c)           Payments due Subsequent to a Change in Control.  With respect to any cash payments the Grantee may be entitled to subsequent to a Change in Control, the Company, on or prior to the Change in Control, will take such actions reasonably requested by the Grantee to ensure that the Company or its successors and assigns will make any cash payments required by Section 3(b) hereof in accordance with the terms of Section 3(b).

(d)           Non-cash Consideration in Change in Control transactions.  To the extent the Company enters into a Change in Control transaction in which some or all of the consideration consists of non-cash consideration (i.e stock in another entity), the non-cash consideration will only be accepted  as consideration under this Agreement if the Committee unanimously  deems it liquid enough to be  considered a cash equivalent.

4.           Restrictions on Resales of Restricted Shares

The Company may impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by the Grantee or other subsequent transfers by the Grantee of any shares of the Restricted Shares, including without limitation (a) restrictions under an insider trading policy, (b) restrictions designed to delay and/or coordinate the timing and manner of sales by the Grantee and (c) restrictions as to the use of a specified brokerage firm for such resales or other transfers.

5.           Income Taxes

The Grantee is liable and responsible for all taxes owed by the Grantee in connection with the Restricted Shares or the disposition of Restricted Shares, regardless of any action the Company takes with respect to any tax withholding obligations that arise in connection therewith.  If any Grantee, in connection with the acquisition of Restricted Shares makes the election permitted under Section 83(b) of the Internal Revenue Code (that is, an election to include in gross income in the year of transfer the amounts specified in Section 83(b)), the Grantee shall notify the Company of the election with the Internal Revenue Service pursuant to regulations issued under the authority of Code Section 83(b).  The Company does not make any representation or undertaking regarding the treatment of any tax withholding in connection with the grant or vesting of the Restricted Shares.

6.           The Plan and Other Agreements

The terms of this Agreement are governed by the terms of the Plan, as it exists on the Grant Date and as the Plan is amended from time to time.  In the event of any conflict between the provisions of this Agreement and the provisions of the Plan, the terms of this Agreement shall control only to the extent so permitted (e.g., in discretion of Committee) pursuant to the Plan.

This Agreement, including the Plan constitute the entire understanding between the Grantee and the Company regarding the Restricted Shares.  Any prior agreements, commitments or negotiations concerning the Restricted Shares are superseded.

7.           Limitation of Interest in Shares

Nothing in the Plan, this Agreement, or any other instrument executed pursuant to the Plan shall confer upon the Grantee any right to continue in the Company’s or any of its subsidiaries employ or service nor limit in any way the Company’s or any of its subsidiaries right to terminate the Grantee’s employment at any time for any reason.

8.           Limitation on Rights; No Right to Future Grants; Extraordinary Item

By entering into this Agreement and accepting the Restricted Shares, Grantee acknowledges that: (a) Grantee’s participation in the Plan is voluntary; (b) the value of the Restricted Shares  is an extraordinary item which is outside the scope of any employment or service contract with Grantee; (c) the Restricted Shares are not part of normal or expected compensation for any purpose, including without limitation for calculating any benefits, severance, resignation, termination, redundancy, end of service payments, bonuses, long-service awards, pension or retirement benefits or similar payments, and Grantee will not be entitled to compensation or damages as a consequence of Grantee’s forfeiture as provided for in the Plan or this Agreement of any part of the Restricted Shares as a result of Grantee’s termination of employment or services with the Company or any subsidiary of the Company for any reason; and (d) in the event that Grantee is not a direct employee of  the Company or any subsidiary of the Company, the grant of the Restricted Shares will not be interpreted to form an employment relationship with the Company or any subsidiary of the Company and will not be interpreted to form an employment contract with the Company or any subsidiary of the Company.  The Company shall be under no obligation to advise Grantee of the existence, maturity or termination of any of Grantee’s rights hereunder and Grantee shall be responsible for familiarizing himself or herself with all matters contained herein and in the Plan which may affect any of Grantee’s rights or privileges hereunder.

9.           Committee Authority

Any question concerning the interpretation of this Agreement or the Plan, any adjustments required to be made under the Plan, and any controversy that may arise under the Plan or this Agreement shall be determined by the Committee (including any Subcommittee or other person(s) to whom the Committee has delegated its authority) in its sole and absolute discretion.  Such decision by the Committee shall be final and binding.

10.           Restricted Activities

(a)           Grantee agrees that the following restrictions on Grantee’s activities during and after Grantee’s employment are necessary to protect the good will, confidential information, trade secrets and other legitimate interests of the Company:

(i)           Non-Compete.  During the Restricted Period (as defined below), Grantee shall not, directly or indirectly, whether as owner, partner, investor, consultant, agent, employee, co-venturer or otherwise, engage in a Restricted Activity in any geographic area in which the Company does business or undertake any planning for any such Restricted Activity.  For the purposes of this Agreement, the “Restricted Period” shall mean, in the aggregate, the period during which Grantee is employed by the Company and the one (1) year period immediately following termination of Grantee’s employment by Grantee due to (i) the resignation of the Grantee, other than for “Good Reason” or (ii) termination by the Company for “Cause.”.  For purposes of this Agreement, “Restricted Activity” means the development for sale or sale of any products that are actively sold by, or actively being developed for sale by, the Company at the time of Grantee’s termination of employment; it being understood that Grantee shall be permitted to work for or provide services to a person or entity engaged in a Restricted Activity through a separate subsidiary or affiliate so long as Grantee performs no services for such separate subsidiary or affiliate.

(ii)           Solicitation of Customers.  While Grantee is employed by the Company and during the twelve (12) month period immediately following termination of Grantee’s employment, regardless of the reason therefor, Grantee will not directly or indirectly (a) solicit or encourage any customer of the Company to terminate or diminish its relationship with it; or (b) seek to persuade any such customer or prospective customer of the Company to conduct with anyone else any business or activity which such customer or prospective customer conducts or could conduct with the Company; provided, however, that these restrictions shall apply (y) only with respect to those persons or entities who are or have been a customer of the Company at any time within the immediately preceding two (2) year period or whose business has been solicited on behalf of the Company by any of its officers, employees or agents within such two (2) year period, other than by form letter, blanket mailing or published advertisement, and (z) only if Grantee have performed work for such person or entity during Grantee’s employment with the Company or been introduced to, or otherwise had contact with, such person or entity as a result of Grantee’s employment or other associations with the Company or have had access to Confidential Information which would assist in Grantee’s solicitation of such person or entity.

(iii)           Solicitation of Employees.  While Grantee is employed by the Company and during the twelve (12) month period immediately following termination of Grantee’s employment, regardless of the reason therefor, Grantee will not, and will not assist any other person or entity to, (a) hire or solicit for hiring any employee of the Company or seek to persuade any employee of the Company to discontinue employment or (b) solicit or encourage any independent contractor providing services to the Company to terminate or diminish its relationship with them.  For the purposes of this Agreement, an “employee” or an “independent contractor” of the Company is any person who was such at any time within the preceding two years.

(b)           Non Disparagement.  The Grantee agrees it will not make any statement or issue any communication, written or otherwise, that damages, criticizes or otherwise reflects adversely upon or encourages any adverse action against the Company, or any subsidiary of the Company, or any executive officer or director of the Company, except if testifying truthfully under oath pursuant to any lawful court order or otherwise responding to, or providing disclosures required by law, including any “whistle blower” requirements.

(c)           Enforcement of Covenants.  In signing this Agreement, Grantee gives the Company assurance that Grantee has carefully read and considered all the terms and conditions of this Agreement, including the restraints imposed on Grantee under this Section 10.  Grantee agrees without reservation that these restraints are necessary for the reasonable and proper protection of the Company, and that each and every one of the restraints is reasonable in respect to subject matter, length of time and geographic area.  Grantee further agrees that, were Grantee to breach any of the covenants contained in this Section 10, the damage to the Company would be irreparable.  Grantee therefore agrees that the Company, in addition to any other remedies available to it, shall be entitled to preliminary and permanent injunctive relief against any breach or threatened breach by Grantee of any of those covenants, without having to post bond.  So that the Company may enjoy the full benefit of the covenants contained in this Section 10, Grantee further agrees that the applicable period of restriction shall be tolled, and shall not run, during the period of any breach by Grantee of any of the covenants contained in this Section 10.  Grantee and the Company further agree that, in the event that any provision of this Section 10 is determined by any court of competent jurisdiction to be unenforceable by reason of its being extended over too great a time, too large a geographic area or too great a range of activities, that provision shall be deemed to be modified to permit its enforcement to the maximum extent permitted by law.  The provisions of Section 10 are not intended to limit, and should not be interpreted to limit, the rights of the Grantee to engage in activities that are protected by Section 7 of the National Labor Relations Act.  To the extent that any provision of Section 10 is held to be invalid or unenforceable, it shall be considered deleted there from and the remainder of such provision shall be considered unaffected and remain in full force and effect.  Finally, no claimed breach of this Agreement or other violation of law attributed to the Company shall operate to excuse Grantee from the performance of Grantee’s obligations under this Section 10.

11.           General Provisions

(a)           Notices.  Whenever any notice is provided hereunder, such notice must be in writing and  will be deemed to have been duly given if delivered personally, or by mail, by nationally recognized overnight courier  or  electronically.  Any notice delivered in person shall be deemed to be delivered on the date on which it is personally delivered, if  notice is delivered by mail, it shall be deemed to be delivered whether actually received or not, on the third business day after it is deposited in the United States mail, certified or registered, postage prepaid, addressed to the person who is to receive it at the address that such person has theretofore specified by written notice delivered in accordance herewith and if notice is delivered by a nationally recognized overnight courier, it shall be deemed to be delivered upon delivery or refusal of delivery.  Any notice given by the Company directed to Grantee at Grantee’s address on file with the Company shall be effective to bind Grantee and any other person who shall have acquired rights under this Agreement.  The Company or Grantee may change, by written notice to the other, the address previously specified for receiving notices.  Notices delivered to the Company in person or by mail shall be addressed to FalconStor Software, Inc. Attn: Chief Financial Officer.

(b)           No Waiver.  No waiver of any provision of this Agreement will be valid unless in writing and signed by the person against whom such waiver is sought to be enforced, nor will failure to enforce any right hereunder constitute a continuing waiver of the same or a waiver of any other right hereunder.

(c)           Undertaking.  Grantee hereby agrees to take whatever additional action and execute whatever additional documents the Company may deem necessary or advisable in order to carry out or effect one or more of the obligations or restrictions imposed on Grantee pursuant to the express provisions of this Agreement.

(d)           Illegality.  In the event that any provision of this Agreement is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of this Agreement shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.

(e)           Entire Contract.  This Agreement and the Plan constitute the entire contract between the parties hereto with regard to the subject matter hereof.

(f)           Successors and Assigns.  The provisions of this Agreement will inure to the benefit of, and be binding on, the Company and its successors and assigns and Grantee and Grantee’s legal representatives, heirs, legatees, distributees, assigns and transferees by operation of law, whether or not any such person will have agreed in writing to join herein and be bound by the terms and conditions hereof.

(g)           Electronic Delivery.  The Company may, in its sole discretion, decide to deliver any documents related to any awards granted under the Plan by electronic means or to request Grantee’s consent to participate in the Plan by electronic means.  Grantee hereby consents to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company, and such consent shall remain in effect throughout Grantee’s term of employment or service with the Company and thereafter until withdrawn in writing by Grantee.

(h)           Governing Law.  The provisions of this Agreement shall be governed by the laws of the State of Delaware, without giving effect to principles of conflicts of law.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement as of the day and year first above written.

FALCONSTOR SOFTWARE, INC.

By:
Name:
Title:

By:
Name:
Title: